Jonathan Friedman
Associate
Direct Voice	818.444.4514
Direct Fax	818.444.6314
E-Mail	jfriedman@biztechlaw.com

March 15, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	CNS Response, Inc.
Form 10-K for Fiscal Year Ended September 30, 2009
Filed December 30, 2009
File No. 000-26285

Dear Mr. Reynolds:

On behalf of CNS Response, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated March 1, 2010 (the “Comment Letter”).  The factual information provided herein relating to the Company has been provided to us by the Company.  Paragraph numbering used for the response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K for Fiscal Year Ended September 30, 2009

1.           We note from Exhibit 23.1 that your auditors consent to the incorporation by reference of their report in the Form S-8 (File No. 333-150398). We also note disclosure that appears to require consents pursuant to rule 436 and Section 7(a) of the Securities Act.  For example, on page nine, you present test results performed by the Center for Health Economics, Epidemiology and Science Policy of United BioSource, which relate to your product.  You similarly quote statements from Milliman Global on page ten.  Please revise to provide these consents or provide us with your analysis as to why such consents are not required.  We may have further comment.

The Company intends to file an amendment to its Form 10-K to delete the disclosure relating to the test results performed by the Center for Health Economics, Epidemiology and Science Policy of United BioSource on page nine.  Similarly, the Company intends to amend its Form 10-K to delete the quoted statements from Milliman Global on page ten.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.biztechlaw.com

Securities and Exchange Commission March 15, 2010 Page 2

Part II

Item 5 Market for Registration’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 37

2.           We note that you have made unregistered sales of your securities as disclosed in response to Item 5 of Form 10-K.  You also disclose sales made on a Form 8-K filed January 7, 2010.  It was unclear why Form Ds were not filed for these sales.  Please advise or revise.

The Company filed a Form D with the Securities and Exchange Commission on September 8, 2009.  In that filing, the Company disclosed that it sold $2,043,000 of “equity securities” and “options, warrants or other rights to acquire another security” and intended to raise aggregate proceeds in the offering of $6,426,000.  The Company’s 8-K filed on January 7, 2010 disclosed additional closings to the offering covered by the Form D filed on September 8, 2009.  According to the SEC’s “Filing and Amending a Form D Notice – A Compliance Guide for Small Entities and Others”, no amendment to a Form D is required to amend the amount of securities sold in the offering or the amount remaining to be sold.  Therefore, the Company asserts that no additional Form D filing is required in relation to its equity financing.

Notwithstanding the foregoing, on or about March 15, 2010, the Company will file with the Securities and Exchange Commission a Form D to disclose its sale of Secured Convertible Promissory Notes to two accredited investor on March 30, 2009, a Form D to disclose its sale of a Secured Convertible Promissory Note and warrant to one accredited investor on May 14, 2009, and a Form D to disclose its sale of a Secured Convertible Promissory Note and warrant to one accredited investor on June 12, 2009.  Each of these debt financings are referred to in the disclosure contained in Item 5 of the Company’s Form 10-K.

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

3.           We note your disclosure on page 16 of your Form 10-K that the FDA has contacted you three times since 2008 objecting to your apparent failure to obtain FDA approval or clearance for the sale of your rEEG product.  It is unclear why you do not believe the warning letters and communications from the FDA should not be addressed as a material event or uncertainty that may have an impact on your operations under Item 303 of Regulation S-K.  Please refer to Release No. 33-8350 (http://www.sec.gov/rules/interp/33-8350.htm).  In this regard, disclosure regarding your belief that your rEEG is “a service to aid in medication selection and not a diagnosis aid” should clarify the basis for this belief and include a brief explanation of the difference between the two types of aid.

Securities and Exchange Commission March 15, 2010 Page 3

SEC Release Number 33-8350 provides that a company must identify and disclose in its MD&A known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  After internal discussion and consultation with the Company’s advisors, the Company determined that the warning letter and subsequent communications with the FDA were not required to be disclosed in the Company’s MD&A for its fiscal year ended September 30, 2009.

The Company reached this conclusion since, at the time the Company filed its Annual Report on Form 10-K, the Company could not determine what impact, if any, the communications from the FDA would have on its financial condition and results of operations.  Upon receipt of the most recent letter from the FDA, the Company planned to request a meeting with the FDA to advocate its position and discuss the scope and requirements for 510(k) clearance that they might require, if any.

In addition, at the time the Company filed its Annual Report on Form 10-K, the Company concluded that its disclosure of its communications with the FDA was sufficient.  The Company’s correspondence with the FDA and the possibility of future FDA regulation and its potential impact on the Company is prominently disclosed in the Company’s Annual Report as part of the Company’s discussion of its business under the heading “Government Regulation”, in the “Risk Factors” section of the document as well as in Note 12 to the Company’s Consolidated Financial Statements.  The Company therefore concluded that repeating this information in the MD&A section of its Annual Report, since the impact it would have on its financial condition and results of operations could not be determined, would be redundant and would not provide any additional insight to investors than the disclosure already contained in the document.

Although the Company believes that the sale of its Laboratory Information Services, including its rEEG Reports, are not subject to regulatory pre-market approval, the Company recently elected to seek 510(k) clearance with the FDA for various business reasons.  The Company is in the process of evaluating what impact its 510(k) application will have on its financial condition and operating performance and will discuss its 510(k) application in its next Quarterly Report on Form 10-Q.

Securities and Exchange Commission March 15, 2010 Page 4

Item 9A(T) – Controls and Procedures, page 80

4.           We note that your management has concluded that your disclosure controls and procedures and internal control over financial reporting were not effective at September 30, 2009.  However, it does not appear that you have provided management’s plans, or actions already taken, to remediate the material weakness identified in your filing.  Please revise to provide a discussion of management’s remediation plans as it relates to both your ineffective disclosure controls and procedures and internal control over financial reporting.

In the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2009 filed with the Securities and Exchange Commission on February 16, 2010, the Company disclosed the same significant deficiencies as it disclosed in its Annual Report on Form 10-K for the fiscal year ended September 30, 2009.  In the Company’s Quarterly Report on Form 10-Q, the Company also disclosed the following:  “To address the identified significant deficiencies, the Company plans to increase its segregation of duties, particularly with respect to NTC, by having more accounting functions undertaken by personnel at Company headquarters.  The Company is also planning to develop a comprehensive and formal accounting and procedures manual and intends to hire a Chief Financial Officer.”

Subsequent to the filing of its Quarterly Report on Form 10-Q, on February 18, 2010, the Company appointed Paul Buck to the position of Chief Financial Officer.  As a result of Mr. Buck’s appointment, the Company cured a significant deficiency reported in its Annual Report on Form 10-K and subsequent Quarterly Report on Form 10-Q since the Company now has personnel with sufficient financial expertise in the capacity of Chief Financial Officer.

Moreover, following his appointment, Mr. Buck has assumed some of the accounting functions formerly undertaken by the Company’s NTC office in Denver, Colorado.  The assumption of these tasks by Mr. Buck and others at the Company’s head office in Aliso Viejo, California have improved the Company’s segregation of duties in the accounting and finance function.  The Company intends to further improve the segregation of duties within the accounting and finance function by having key management personnel, with budgetary responsibility, review and approve all expenditures before they are entered into the Company’s accounting system and processed for payment.  As the Company increases in size, the Company will further segregate duties in the accounting and finance function as opportunities arise.

With respect to the third significant deficiency identified by the Company in its filings with the Securities and Exchange Commission (the Company’s failure to have a comprehensive and formalized accounting and procedures manual), the Company’s plans to mitigate this deficiency have not changed since the filing of its Quarterly Report on Form 10-Q.  The Company still plans to develop such a manual by formally documenting key transactions cycles and undertaking risk assessments in order to enhance its internal controls.

Securities and Exchange Commission March 15, 2010 Page 5

In its Quarterly Report on Form 10-Q for the period ended March 31, 2010, the Company will disclose the changes in its Disclosure Controls and Procedures and changes in Internal Control Over Financial Reporting described above.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone me at 818-444-4514.

Sincerely,

/s/ Jonathan Friedman

Jonathan Friedman

cc:	George Carpenter
Paul Buck